Timothy B. Bancroft

tbancroft@goulstonstorrs.com

(617) 574-3511

September 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant Office of Information Technologies and Services

Re:	Sohu.com Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Furnished August 2, 2016
File No. 000-30961

Dear Mr. Wilson:

We refer to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Dr. Charles Zhang, Chairman and Chief Executive Officer of our client Sohu.com Inc. (“Sohu”), dated September 14, 2016 (the “Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2015 filed on February 26, 2016 and Form 8-K furnished to the SEC on August 2, 2016.

On Sohu’s behalf, we advise the Staff that Sohu expects to be in a position to respond to the Comment Letter by Monday, October 3, 2016. This delay beyond the timeframe initially requested by the Staff is necessitated by the closing of Sohu’s principal offices on Thursday, September 15 and Friday, September 16, 2016 for the Chinese “Moon Festival” holiday, during which days, and continuing through the weekend, Sohu’s key business, legal, and finance personnel were not available to work on responses to the Comment Letter.

Goulston & Storrs PC · Boston · DC · New York · Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-www.goulstonstorrs.com

Securities and Exchange Commission

September 19, 2016

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Morgan Youngwood, Staff Accountant (Division of Corporation Finance)
Mitchell Austin, Staff Attorney
Katherine Wray, Staff Attorney
Dr. Charles Zhang (Sohu.com Inc.)
Ms. Joanna Lv (Sohu.com Inc.)
Mr. Gavin Chui (PricewaterhouseCoopers)